SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed

Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

Orrin S. Shifrin

CommonWealth REIT

Two North Riverside Plaza, Suite 600

Chicago, IL 60606

(312) 646-2800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 81618T-100

1	Names of Reporting Persons CommonWealth REIT

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 81618T-100

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by CommonWealth REIT (“CommonWealth”), the Reporting Person, on May 30, 2014 (the “Original 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Original 13D.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 is hereby deleted and replaced in its entirety with the following:

On July 8, 2014, CommonWealth entered into a Stock Purchase Agreement (the “Agreement”) with Government Properties Income Trust (“GOV”) and Reit Management & Research LLC (“RMR” and together with GOV, the “Purchasers”) for the sale by CommonWealth to the Purchasers of 22,000,000 Shares of the Issuer in a private, non-underwritten offering.  On July 9, 2014, CommonWealth closed on the sale of the 22,000,000 Shares for a per share purchase price of $31.51, plus accrued dividends, resulting in aggregate proceeds to CommonWealth of approximately $705 million in cash. As a result of this sale, CommonWealth no longer holds or beneficially owns any Shares or other securities of or interests in the Issuer.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(b), (c) and (e) are hereby amended and restated in their entirety with the following:

(a)-(b)                                                            As of July 9, 2014, CommonWealth beneficially owns no Shares, representing 0.0% of the outstanding Shares. As a result of the matters described in Item 4 above, CommonWealth is no longer a beneficial owner of any Shares or other securities of or interests in the Issuer and therefore is no longer subject to the beneficial ownership reporting provisions of Section 13(d) of the Securities Exchange Act of 1934.

(c)                                                                                The information set forth under Item 4 in this Amendment No. 1 is hereby incorporated by reference.

(e)                                                                                As of July 9, 2014, CommonWealth ceased to be the beneficial owner of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following as the last paragraph thereof:

The information set forth under Item 4 in this Amendment No. 1 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1

Stock Purchase Agreement, dated as of July 8, 2014, by and among CommonWealth REIT, Government Properties Income Trust and Reit Management & Research LLC (Incorporated by reference to Exhibit 10.1 to CommonWealth REIT’s Current Report on Form 8-K dated July 9, 2014)

SCHEDULE 13D/A

CUSIP No. 81618T-100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

July 10, 2014
(Date)

COMMONWEALTH REIT

/s/ Orrin S. Shifrin
(Signature)

Orrin S. Shifrin, General Counsel and Secretary
(Name/Title)